**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**APRIL 18, 2016**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Centrus Energy Corp**

**File No. 001-14287 - CF #33651**

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Centrus Energy Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K on March 23, 2016.

Based on representations by Centrus Energy Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

|  |  |
|---|---|
| Exhibit 10.19 | through March 23, 2026 |
| Exhibit 10.20 | through March 23, 2026 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary